FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 31 October 2013
Exhibit No. 2	RBS settlement with SEC on RMBS securitisation dated 7 November 2013
Exhibit No. 3	Director/PDMR Shareholding dated 8 November 2013
Exhibit No. 4	Publication of Prospecus dated 18 November 2013
Exhibit No. 5	Publication of Final Terms dated 27 November 2013
Exhibit No. 6	Directorate Change dated 28 November 2013

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 October 2013:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31-Oct-2013
Ordinary shares of £1	6,186,461,031	4	24,745,844,124
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	6,187,361,031		24,749,444,124

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No.2

RBS reaches settlement with SEC on RMBS securitisation

RBS Securities Inc. ("RBSSI"), a subsidiary of The Royal Bank of Scotland Group plc ("RBS"), has today reached a settlement with the US Securities and Exchange Commission  ("the SEC") with respect to its investigation into a $2.2  billion offering of a residential mortgage backed security (RMBS) in 2007. RBSSI consented to the entry of a permanent injunction and has agreed to payments totalling $153.7 million. These payments are covered by provisions already made by RBS.

The SEC complaint alleged that a prospectus statement that loans included in the offer were originated generally in accordance with lender guidelines was materially misleading. RBSSI neither admitted nor denied the allegations in the SEC complaint.

RBS has cooperated fully with the SEC throughout the investigation.

For further information contact:

RBS Group Investor Relations         +44 (0)207 672 1758

RBS Group Media Relations            +44 (0)131 523 4205

Exhibit No.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

38

8. Price per share or value of transaction

£3.2820

9. Date and place of transaction

7 November 2013

10. Date issuer informed of transaction

7 November 2013

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

8 November 2013

Exhibit No.4

Publication of Prospectus and Offering Circular

The following supplementary prospectus (forming part of the supplementary offering memorandum) has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 18 November 2013.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2970T_-2013-11-18.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
The Royal Bank of Scotland Group plc
280 Bishopsgate EC2M 4RB
TEL: +44 20 7672 1758
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.5

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 26 November 2013 (the "Final Terms") for The Royal Bank of Scotland Group plc (the "Issuer") €1,250,000,000 1.500 per cent. Notes due 28 November 2016 (the "Notes") issued under the £90,000,000,000 Euro Medium Term Note Programme of the Issuer and The Royal Bank of Scotland plc (the "Programme").

The Final Terms of the Notes contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 22 March 2013 and the supplemental Prospectuses dated 25 April 2013, 16 May 2013, 2 July 2013, 9 August 2013, 5 September 2013, 7 October 2013 and 18 November 2013 (together the "Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU).

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1078U_-2013-11-27.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
The Royal Bank of Scotland Group plc
280 Bishopsgate EC2M 4RB
TEL: +44 20 7672 1758
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.6

28 November 2013

The Royal Bank of Scotland Group plc

Board Appointment

The Royal Bank of Scotland Group plc ("RBS") announces today that Robert Gillespie  has been appointed as a Non-executive Director of RBS with effect from 2 December 2013.

Commenting on the appointment, Philip Hampton, Chairman of RBS, said:

"I am delighted that Robert has agreed to join our Board.  Given his strong background in finance and banking and his wealth of experience, he will bring additional insight into the business and regulatory environments in the UK, US, and Europe to our Board.

On behalf of my fellow Board members I look forward to welcoming him to RBS and to working with him."

There are no other matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

Group Media Centre                                    +44 131 523 4205

Notes to Editors

Biographical Details

Robert Gillespie

Robert began his professional career with Price Waterhouse Cooper where he qualified as a chartered accountant.  In 1981, he moved into banking joining SG Warburg specialising in corporate finance and was appointed as Co-Head and Managing Director of its US investment banking business in 1989.  Following the acquisition of Warburg by UBS in 1995, Robert successively held the roles of Head of UK Corporate Finance, Head of European Corporate Finance and Co-Head of  its global business and CEO of the EMEA region.   He relinquished his management roles at the end of 2005, and was appointed Vice Chairman of UBS Investment Bank.

Robert left UBS to join Evercore Partners, from where he was seconded to the UK Panel on Takeovers and Mergers, as Director General, from 2010 to 2013.

Robert is currently an independent Board director at Ashurst LLP, Chairman of Council at the University of Durham, Chairman of the Somerset House Trust and Chairman of the Boat Race Company Limited.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  29 November 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary